Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bentley Systems, Incorporated:

We consent to the incorporation by reference in the registration statement on Form S‑8 (No. 333-249004) of Bentley Systems, Incorporated of our report dated March 2, 2021, with respect to the consolidated balance sheets of Bentley Systems, Incorporated as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10‑K of Bentley Systems, Incorporated.

Our report refers to changes in accounting principle for revenue from contracts with customers, sales commissions, and leases.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 2, 2021